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                                September 28, 2022

       Thibaut Mongon
       Chief Executive Officer
       Kenvue Inc.
       One Johnson & Johnson Plaza
       New Brunswick, NJ 08933

                                                        Re: Kenvue Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
30, 2022
                                                            CIK No.: 0001944048

       Dear Mr. Mongon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 30, 2022

       Cover Page

   1. Please revise the cover page to disclose the percentage of shares Johnson & Johnson will continue to own after
the offering, as disclosed in the risk factor on page 51 and elsewhere in the prospectus,
rather than merely stating the company will hold a majority.
       About this Prospectus, page iii

   2. We note your statements on page iv that you have not independently verified third-party information and your
information has not been verified by any independent source. It is not appropriate to
directly or indirectly disclaim liability for statements in your registration statement.
Please revise or specifically state that you take liability for these
 Thibaut Mongon
FirstName
Kenvue Inc.LastNameThibaut Mongon
Comapany 28,
September  NameKenvue
              2022     Inc.
September
Page 2    28, 2022 Page 2
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         statements.
Prospectus Summary, page 1

3. Please revise your Summary section to ensure that the information you include in your summary is balanced. For example, your discussion of your "iconic brands" should be balanced with a discussion regarding the competition you face, as you discuss on page 88, that holding a leading market share position for a particular product could still mean you possess a small share of the overall market, as you further explain on page 19, and that you will no longer be able to capitalize on the Johnson & Johnson brand as you rebrand your company as part of the Separation. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information that is of equal prominence, rather than listing brief and generalized risk factors at the end of this section. Your reference to product recalls in the summary should also specifically mention your 2021 recall of all lots of five Neutrogena and Aveeno aerosol sunscreen product lines, and your discussion of legal proceedings related to talc or talc-containing products should briefly explain the claims underlying such proceedings and that you presently sell talc-based Baby Powder in certain markets outside the U.S. and Canada.
         You should also explain that the indemnity from Johnson & Johnson for claims from the
         U.S. and Canada may not be sufficient to protect you. In addition, disclose that you will be a holding company that will rely on your subsidiaries for cash after the transaction.
4. Please revise to substantiate the following claims or otherwise revise or remove them:
             you help and empower "an estimated 1.2 billion people live healthier lives every day, from their very first day;" and
             that your consumers have an emotional connection to your products "and a deep association of care and well-being that fosters lifelong loyalty to [y]our brands."
5. We note the risk factor disclosure on pages 48-57. Clarify what aspects of the transfer of assets, liabilities and contracts from Johnson & Johnson to the company will not be complete upon the closing of this offering, and what aspects of your relationship will be ongoing, such as your tax consolidation, tax matters agreement, and joint and several tax liability addressed on page 57, your uncapped indemnification obligation addressed on page 56, and similar matters. These should be addressed prominently in the summary, the summary risk factors and in more detail in an appropriate section of your document. Also revise to further clarify the time frame for rebranding "following completion of this offering" as noted on page 51.
6. We note your statements throughout the summary and other sections of your prospectus regarding the efficacy of your products, including the efficacy of Listerine and Baby
         CottonTouch Wash and Lotion. Please revise your Summary to explain which of your products' efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities.
 Thibaut Mongon
FirstName
Kenvue Inc.LastNameThibaut Mongon
Comapany 28,
September  NameKenvue
              2022     Inc.
September
Page 3    28, 2022 Page 3
FirstName LastName
Debt Financing Transactions, page 10

7. Please revise to quantify the amount of financing arrangements into which you intend to enter, and specify any restrictions that will be imposed on you and your operations by such financing arrangements.
Summary of Risk Factors, page 11

8. Please revise the summary risk factors to briefly state the principal factors that make an investment in the company or this offering speculative or risky. For example, clarify the risk associated with "[y]our ability to successfully expand [y]our global operations" and
         "[y]our ability to resolve favorably legal proceedings to which [you] are subject or may become subject in the future."
Risks Related to This Offering and Ownership of Our Common Stock
Our amended and restated certificate of incorporation will provide that certain courts within the
State of Delaware . . . , page 63

9. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.
Cautionary Note Regarding Forward Looking Statements, page 65

10.      You caution potential investors    not to rely on these
forward-looking statements.
         Although you may caution investors about the uncertainties inherent in such information, investors are entitled to rely on the disclosure in your document. Please revise this statement to clarify. Also revise the disclosure on page 67 to clarify that you have summarized all material risks in the risk factors, rather than
certain    risks, and revise the
         risks factors accordingly.
Capitalization, page 70

11. Please revise the Capitalization table to include a separate column for actual, as adjusted to give effect to the matters noted in the pro forma column, except the estimated offering proceeds, and a separate pro forma column for the estimated offering proceeds.
Liquidity and Capital Resources, page 100

12. Revise this section to more specifically address the debt to be incurred with the offering and the anticipated sources of funds to be used for repayment. Inflation Risk, page 103

13. You state that you have experienced the effects of inflation, and that you may not be able to fully offset such higher costs through price increases if your costs continue to be subject to significant inflationary pressures. Please revise to explain the extent you have been able to offset the effects of inflation through price increases.
 Thibaut Mongon
FirstName
Kenvue Inc.LastNameThibaut Mongon
Comapany 28,
September  NameKenvue
              2022     Inc.
September
Page 4    28, 2022 Page 4
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Intellectual Property, page 137

14. Please revise your intellectual property disclosure to provide a more specific discussion of the type of patent protection on which you rely for for each material product or product family, including a discussion of expiration dates and jurisdiction. Please explain whether you license any patents for any material product or product family.
15. We refer to your statement that you will be permitted to use the Johnson & Johnson name and signature and other legacy Johnson & Johnson branding for a limited duration following the Separation. Please revise to specify the duration. Certain Relationships and Related Party Transactions, page 192

16. Please disclose in greater detail the contractual obligations and responsibilities of both you and Johnson & Johnson, and the financial terms of each of the agreements you intend to enter into prior to or concurrently with the completion of the offering, as those agreements
         become available prior to effectiveness. Clarify which    form of
related party agreements
         in the Exhibits index will be replaced with final, signed agreements in a pre-
         effective amendment and which will not be finalized prior to effectiveness.
Report of Independent Registered Public Accounting Firm, page F-2

17. We note the draft language at the top of page F-2 regarding the change in composition of reportable segments. Please confirm that your auditors will remove this paragraph prior to the company going effective and sign and date the report as deemed appropriate. In your next amendment, please have your auditors sign the audit report on page F-4.
9. Related Parties, page F-26

18. Please revise to separately quantify each of the costs allocated from the parent and to disclose the methodology used in the allocation of these costs.
13. Commitments and Contingencies, page F-32

19. We note the disclosures on page F-35 of the class actions filed in the United States and
         Canada related to certain Neutrogena and Aveeno sunscreen products and Zantac, respectively, as well as the risk factor disclosure on page 37 regarding product recalls, please further discuss and quantify the impact that such recalls had on your financial statements for the periods presented.
15. Segments of Business and Geographic Areas, page F-36

20. We note the subcategories of each operating and reporting segment as listed on pages 4,
         85 and F-10. Given this information and that previously, your three segments were reflected as six product groupings forming the Consumer Health segment of Johnson
         & Johnson, please explain to us how you considered the guidance in ASC 280-10-50- 40 related to information about products and services.
 Thibaut Mongon
Kenvue Inc.
September 28, 2022
Page 5
General

21. We note the risk factor disclosure on page 50. It appears from the disclosure on pages 50 and 196-97 that you are relying on the fact that the Separation and potential Distribution are not taxable, and that there otherwise could be significant tax obligations. Please revise the summary and an appropriate section of this document to discuss the material U.S.
      federal income tax consequences and provide a tax opinion in accordance with Regulation
      S-K, Item 601(b)(8), or advise.
22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Jenn Do at 202-551-3743 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameThibaut Mongon
                                                            Division of
Corporation Finance
Comapany NameKenvue Inc.
                                                            Office of Life
Sciences
September 28, 2022 Page 5
cc:       Michael E. Mariani, Esq.
FirstName LastName